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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                             J. RAY McDERMOTT, S.A.
                           (Name of Subject Company)

                             J. RAY McDERMOTT, S.A.
                       (Name of Person Filing Statement)

                               ----------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  P 64658 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------

                                  S. W. Murphy
                     Senior Vice President, General Counsel
                            and Corporate Secretary
                             J. Ray McDermott, S.A.
                              1450 Poydras Street
                       New Orleans, Louisiana 70112-6050
                                 (504) 587-5300
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                               ----------------

                                    COPY TO:
                                R. Joel Swanson
                             BAKER & BOTTS, L.L.P.
                              3000 One Shell Plaza
                           Houston, Texas 77002-4995
                                 (713) 229-1234

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Item 1--Security and Subject Company.

  The name of the subject company is J. Ray McDermott, S.A., a Panama corporation (the "Company"), and the address of the principal executive offices of the Company is 1450 Poydras Street, New Orleans, Louisiana 70112-6050. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Shares").

Item 2--Tender Offer of the Bidder.

  This statement relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated May 13, 1999 (the "Schedule 14D-1"), filed by McDermott Acquisition Company, Inc. ("Purchaser"), a Panama corporation and a wholly owned subsidiary of McDermott International, Inc., a Panama corporation ("Parent"), to purchase all of the Company's outstanding Shares at a price of $35.62 per share, net to the seller in cash (the "Offer Price"), without interest thereon.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 1999 (the "Merger Agreement"), between Parent and the Company. The Merger Agreement also provides that, in accordance with the terms and subject to the conditions thereof, following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated by reference herein.

  The Schedule 14D-1 indicates that the principal executive offices of Purchaser and Parent are located at 1450 Poydras Street, New Orleans, Louisiana 70112-6050.

Item 3--Identity and Background.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this statement are to the Company and its subsidiaries and predecessors, viewed as a single entity.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the sections entitled "Director's Attendance and Compensation," "Security Ownership of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners," "Compensation of Executive Officers" and "Certain Transactions" of the Company's Proxy Statement dated July 1, 1998, relating to its August 7, 1998 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of such sections of the Proxy Statement is filed as Exhibit (c)(3) to this Schedule 14D-9, and the portions of such Proxy Statement referred to above are incorporated herein by reference. Set forth below is a description of certain other contracts, agreements, arrangements, understandings and actual or potential conflicts of interest between the Company or its affiliates and (1) the executive officers, directors and affiliates of the Company and (2) Parent, its executive officers, directors or affiliates.

The Merger Agreement

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9. The summary is qualified by reference to the Merger Agreement. Shareholders are urged to read the Merger Agreement in its entirety.

 The Offer

  The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions that are described in "The Merger Agreement--Conditions of the Offer," including that there shall have been validly tendered and not withdrawn prior to expiration of the Offer a number of Shares equal to
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at least a majority of the outstanding Shares other than Shares beneficially owned by Parent (the "Minimum Condition"). Pursuant to the Merger Agreement, Purchaser may waive any condition to the Offer or change any of the terms or conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not waive the Minimum Condition or make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in "The Merger Agreement--Conditions of the Offer."

  Upon the consummation of the Offer, Parent will be entitled to designate a number of directors (rounded to the nearest whole number) to the Board of Directors of the Company (the "Company Board") that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Parent bears to the total number of outstanding Shares, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. Parent has indicated to the Company that it has no present intention to replace or elect any new director to the Company Board during the period between the consummation of the Offer and the consummation of the Merger, although Parent could change its intention at any time, subject to compliance with applicable legal requirements including Rule 14(f) of the Securities Exchange Act of 1934 (the "1934 Act") and the rules and regulations promulgated thereunder.

  Until the Merger is consummated or abandoned, Parent has agreed to take all actions necessary to permit the Independent Committee of the Company Board (the "Independent Committee") to continue in existence without diminution of its powers or duties and its members to consist solely of the members on May 7, 1999, or any successors selected (with the written consent of a majority of the members of the Independent Committee) by the Company Board who are not otherwise employed by Parent or its affiliates.

 The Merger

  The Merger Agreement provides that as promptly as practicable after all conditions to the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, Purchaser will be merged into the Company in accordance with the laws of the Republic of Panama ("Panama Law"). As a result of the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. Pursuant to the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares beneficially owned by Parent) will be converted into the right to receive $35.62 or such higher price per Share paid in the Offer in cash, without interest (the "Merger Consideration").

  Each of Purchaser and Parent will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law.

 Stock Options

  The Company has outstanding options to purchase Shares ("Company Stock Options") under certain employee and director stock compensation plans, including a Restated 1994 Executive Long-Term Incentive Compensation Plan (the "1994 Plan") and a Non-Employee Director Stock Plan (the "Directors Plan").

  Under the Merger Agreement, Company Stock Options, whether or not exercisable or vested, will be adjusted as necessary so that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to purchase shares of common stock, $1.00 par value, of Parent ("Parent Stock"), on the same terms and conditions as were applicable under such Company Stock Option, except as set forth below (each, as so adjusted, an "Adjusted Option"). Each Adjusted Option shall be fully vested and will entitle the holder to purchase a number of shares of Parent Stock having an aggregate market value, as of the Effective Time, equal to the product of the number of Shares purchasable pursuant to the applicable Company Stock Option and the Merger Consideration. The exercise price per share of Parent Stock under each Adjusted Option shall be equal to
(A) the aggregate exercise price for the Shares

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purchasable pursuant to the applicable Company Stock Option divided by (B) the aggregate number of shares of Parent Stock deemed purchasable pursuant to such Adjusted Stock Option. Any fractional share of Parent Stock resulting from the foregoing adjustment of a Company Stock Option shall be rounded down to the nearest whole share.

 Restricted Shares

  Under the 1994 Plan and Directors Plan, the Company granted to its officers and directors Shares subject to transfer restrictions and forfeiture provisions ("Restricted Shares"). Restricted Shares granted to officers generally vest 50% at the end of five years with the remaining 50% vesting between the third and tenth anniversary of the date of grant based upon the Company's financial performance. Restricted Shares granted to directors vest at the end of the director's term. Officers and directors pay $1.00 for each Restricted Share and receive dividends paid on and are entitled to vote such shares prior to vesting.

  Under the Merger Agreement, the Company will provide, as soon as practicable, each person who holds Restricted Shares the opportunity to make an irrevocable election either to (i) receive a cash payment, as of the Effective Time, in respect of such Restricted Shares (whether or not vested) or (ii) receive a replacement award (a "Replacement Restricted Award"), as of the Effective Time, of Parent Stock having an aggregate fair market value (as of the Effective Time) equal to the product of (A) the number of Restricted Shares to which such Replacement Restricted Award relates and (B) the Merger Consideration. Each Replacement Restricted Award will be issued on the same terms, and subject to identical restrictions, as applied to the Restricted Shares to which such Replacement Restricted Award relates (without taking into account any accelerated vesting as a result of the Merger).

 Performance Shares

  Under the 1994 Plan, the Company made notional grants of Restricted Shares, which are subject to adjustment based upon future stock performance ("Performance Shares"), to its officers. No Restricted Shares are issued by the Company at the time of the grant. The number of Restricted Shares actually received by an officer, if any, is determined on the second anniversary of the grant date by calculating the difference between the fair market value of a Share (based upon the preceding 30 trading day average) and the fair market value of the Shares on the grant date. The difference is multiplied by that number of Restricted Shares in an officer's notional grant and the resulting product is divided by the fair market value of a Share as of the second anniversary of the grant date, calculated as described above. The resulting number is added to (in the case of an increase in share price) or subtracted from (in the case of a decrease in share price) the number of Restricted Shares in an officer's notional grant. The notional grant, as adjusted (to the extent not reduced to zero), is then issued to the officer as Restricted Shares on the second anniversary of the grant date, for which the officer is required to pay $1.00 per share. The Restricted Shares vest two years thereafter, during which they are nontransferable and are subject to forfeiture prior to vesting.

  Under the Merger Agreement, the Company will provide, as soon as practicable, each person who holds Performance Shares the opportunity to make an irrevocable election either to (i) receive a cash payment, as of the Effective Time, in respect of such Performance Shares or (ii) receive a replacement award (a "Replacement Performance Award"), as of the Effective Time, of Restricted Shares of Parent Stock and having the following terms. Each Replacement Performance Award will represent that number of shares of Parent Stock having an aggregate fair market value, as of the Effective Time, equal to the product of (A) the number of notional Performance Shares originally granted and (B) the Merger Consideration. Each Replacement Performance Award will be subject to a two-year vesting period upon terms identical to those that apply, under the 1994 Plan, to Performance Shares as of the end of the initial two-year measurement period.

  The Board of Directors of Parent (the "Parent Board") or the Compensation Committee of the Parent Board will at or prior to the Effective Time adopt resolutions specifically approving, for purposes of Rule 16b-3 under the 1934 Act, the receipt pursuant to this section of Parent Stock and Adjusted Options by officers and directors of the Company who will become officers or directors of the Parent subject to Rule 16b-3.

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  For purposes of the immediately preceding three sections ("The Merger
Agreement--Stock Options", "--Restricted Shares" and "--Performance Shares"), the market value of a share of Parent Stock as of the Effective Time will be deemed to be the closing sale price of such share on the NYSE on the trading day immediately preceding the Effective Time.

 Representations and Warranties

  The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations (i) by the Company and Parent as to corporate status, the authorization and the enforceability of the Merger Agreement against each such party, and absence of contravention due to execution and performance under the Merger Agreement, (ii) by the Company as to its governmental authorization, capitalization, compliance with law, the accuracy of financial statements and filings with the Securities and Exchange Commission (the "Commission"), absence of undisclosed material liabilities or litigation and the absence of certain changes or events concerning the Company's business from December 31, 1998 and (iii) by Parent as to its governmental authorization, the accuracy of the Purchaser's Offer to Purchase, and the availability at the expiration of the Offer of cash sufficient to consummate the Offer and the Merger and to pay all expenses in connection with the Offer and Merger. The representations and warranties contained in the Merger Agreement will not survive the Effective Time.

 Covenants

  The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

    Conduct of Business. From the date of the Merger Agreement until the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, except as consented to in writing by Parent, the Company has agreed that:

      (a) the Company will not adopt or propose any change to its certificate of incorporation or bylaws;

      (b) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

      (c) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any significant subsidiary or any material amount of assets or property except pursuant to existing contracts or commitments and in the ordinary course consistent with past practice;

      (d) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; and

      (e) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

  Shareholder Meeting. The Company will cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. In connection with such meeting, the Company will use its commercially reasonable efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and otherwise comply with all legal requirements applicable to such meeting.

  Except as provided in the next sentence, the Company Board will recommend the Offer and the approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. The Independent Committee shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its

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shareholders, if (i) the Company has complied with the terms of the "No
Solicitation" covenant below, (ii) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and (iii) the Independent Committee shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

  No Solicitation. From the date of the Merger Agreement until the termination thereof, the Company will not, and will cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal or
(ii) disclose any nonpublic information relating to, or afford access to the properties, books or records of, the Company or any of its subsidiaries to, or engage in any discussions or negotiations with, any person who is considering making or has made an Acquisition Proposal; provided that the Company may furnish nonpublic information or afford access to properties, books and records to any person who is considering making or has made an Acquisition Proposal and may negotiate or otherwise engage in substantive discussions with any person who has made an Acquisition Proposal if (w) the Company has complied with the foregoing terms of this covenant, (x) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (y) such person executes a confidentiality agreement on terms no less favorable to the Company than those contained in the Merger Agreement and (z) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. Nothing contained in the Merger Agreement shall prevent the Company Board from complying with Rule 14e-2 under the 1934 Act with respect to any Acquisition Proposal. "Acquisition Proposal" means any offer or proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or the acquisition of any substantial equity interest in or substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

  The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company, or any of its advisors, of any Acquisition Proposal or any request for nonpublic information relating to, or access to the properties, books or records of, the Company or any of its subsidiaries by any person who is considering making or has made an Acquisition Proposal. The Company shall identify the person making, and the terms and conditions of, any such Acquisition Proposal or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal or request.

  Director and Officer Liability. After the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the extent required under Panama Law or provided under the Company's certificate of incorporation and bylaws or any agreement any Indemnified Person may have with the Company, in each case, as in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law.

  For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, in satisfying its obligation under this covenant, the Surviving Corporation will not be obligated to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year.

  The rights of each Indemnified Person under this covenant shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, under Panama Law or under any agreement any Indemnified Person may have with the Company. These rights shall

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survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

  Best Efforts. Pursuant to the terms and conditions of the Merger Agreement, the Company and Parent shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

  Public Announcements. The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and the transactions contemplated thereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

 Other

  Parent will not, and will cause its subsidiaries not to, directly or indirectly, take any action to knowingly cause the Company to violate its representations, warranties or covenants under the Merger Agreement.

 Conditions of the Offer

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the 1934 Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), pay for any Shares, and may, subject to the terms of the Merger Agreement, terminate the Offer, if (i) at the expiration of the Offer, the Minimum Condition has not been satisfied or (ii) at any time on or after May 7, 1999 and prior to the expiration of the Offer, any of the following conditions exist:

    (a) any injunction, judgment, order or decree of a court of competent jurisdiction shall have been entered and not withdrawn or any law or regulation shall exist that prohibits the consummation of the Offer or the Merger; or

    (b) the Company shall have breached its representations and warranties set forth in the Merger Agreement or failed to perform any of its obligations, covenants or agreements under the Merger Agreement (other than any breaches or failures to perform that, in the aggregate, do not have a material adverse effect on the Company); or

    (c) the Merger Agreement shall have been terminated in accordance with its terms.

  Except for the Minimum Condition (which may be waived only with the consent of the Company, Parent and Purchaser), the foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion.

 Conditions to the Merger

  The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions:

    (a) the Merger Agreement shall have been approved and adopted by the shareholders of the Company in accordance with Panama Law and applicable listing requirements;

    (b) Purchaser shall have purchased Shares pursuant to the Offer;

    (c) no preliminary or permanent injunction or other order, decree or ruling by any court or governmental body or regulatory authority in the United States or the Republic of Panama, which prevents

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  consummation of the Merger or the payment of the Merger Consideration, will have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order, decree or ruling lifted); and

    (d) no statute, rule or regulation of any government or governmental agency in the United States or the Republic of Panama will prevent the consummation of the Merger or the payment of the Merger Consideration or make the consummation of the Merger or the payment of the Merger Consideration illegal.

 Termination

  The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

    (a) by mutual written agreement of the Company and Parent;

    (b) by either the Company or Parent, if:

      (i) the Offer has not been consummated on or before July 31, 1999, provided that the right to terminate the Merger Agreement under this subparagraph will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

      (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement under this subparagraph will have used commercially reasonable best efforts to remove any such judgment, injunction, order or decree; or

    (c) by Parent, if prior to the acceptance for payment of Shares under the Offer, (i) the Company Board will have failed to recommend, or will have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or (ii) the Company will have failed to perform in all material respects its obligations hereunder.

  The Merger Agreement provides that if it is terminated, it will become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee or other agent or advisor of such party) to the other party thereto, except that, if such termination is the result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or the failure of either party to perform a covenant under the Merger Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

 Fees and Expenses

  Except as provided in the following sentence, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense.

  The Merger Agreement provides that the Company will pay Parent a fee in immediately available funds equal to $10 million promptly, but in no event later than two business days, after a termination of the Merger Agreement by Parent pursuant to subparagraph (c) above under "Termination".

 Amendments and Waivers

  Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the

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Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of the Merger Agreement by the Company's shareholders and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any Shares.

  No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

Interests of Certain Persons in the Offer and the Merger

  In considering the recommendation of the Company Board, shareholders of the Company should be aware that certain officers of the Company and members of the Company Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Independent Committee and the Company Board were aware of these actual or potential conflicts of interest and considered them in connection with such recommendation.

 Independent Committee Fees

  At a meeting of the Company Board held on March 11, 1999, the Company Board considered a proposal to pay the Chairman of the Independent Committee a fee of $20,000 and the other members of the Independent Committee a fee of $10,000 for their services as members on the Independent Committee in evaluating any proposed business combination between Parent and the Company, in addition to any other fees payable to them as directors of the Company or as members of the Independent Committee. The Company Board determined to postpone its action on this proposal, pending confirmation from the Company's General Counsel that the proposed fees were within the range of fees paid to members of independent or special committees involved in similar transactions. The General Counsel of the Company subsequently confirmed that the fee proposal was within such range. The Company Board expects to act on the fee proposal at its meeting scheduled for June 4, 1999.

 Finance Committee Fees

  At a meeting of the Parent Board held on March 9, 1999, the Parent Board considered a proposal to pay Mr. Johnstone, the Chairman of the Finance Committee of the Parent Board (the "Finance Committee"), a fee of $20,000 and Mr. Burguieres a fee of $17,500 and each of the other members of the Finance Committee a fee of $10,000 for their services as members on the Finance Committee in evaluating any proposed business combination between Parent and the Company, in addition to any other fees payable to them as directors of the Parent or as members of the Finance Committee. The Parent Board determined to postpone its action on this proposal, pending confirmation from the Parent's General Counsel that the proposed fees were within the range of fees paid to members of independent or special committees involved in similar transactions. The General Counsel of the Parent subsequently confirmed that the fee proposal was within such range. The Parent Board expects to act on the fee proposal at its meeting scheduled for June 2, 1999.

 Indemnification Agreements

  On March 11, 1999, the Company entered into indemnification agreements with each of its directors (the "Indemnification Agreements"). The Indemnification Agreements provide that the Company will indemnify and hold harmless any director of the Company to the fullest extent permitted by the Company's Certificate of Incorporation or Bylaws, Panama Law or other applicable law, as in effect as of the date of the agreement or to such greater extent as the Company's Certificate of Incorporation or Bylaws, Panama Law or applicable law may thereafter permit, from and against all losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) arising out of a business combination transaction between Parent and the Company. The Indemnification Agreements further provide that, in the event of any threatened, or pending action, suit or proceeding arising out of a business combination between Parent and the Company in which a director is a party and that may give rise to a right of indemnification under the Indemnification Agreements or in which a director is involved as a witness, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of (i) a written undertaking executed by or on behalf of such person providing that such person will repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Indemnification Agreements and (ii) satisfactory evidence as to the amount of such expenses. The Indemnification Agreements also include provisions meant to facilitate the indemnitee's receipt of benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control of the Company (as defined in the Indemnification Agreements). On May 6, 1999, the Company entered into indemnification agreements with Messrs. Johnson, Burdick, O'Keefe and Ritchie substantially the same as the agreements entered into on March 11, 1999, except that rights to indemnification and advancement of expenses thereunder cover losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses incurred by reason of their status as a director of the Company and are not limited to those arising out of a business combination between Parent and the Company.

 Stock Options, Restricted Stock and Performance Shares

  Certain Executive Officers and Directors hold awards of Stock Options, Restricted Stock and Performance Shares. The treatment of those awards is described above under "The Merger Agreement--Stock Options", "--Restricted Shares" and "--Performance Shares", respectively.

  Consummation of Offer and Change of Control. The Company previously granted to its directors (including members of the Independent Committee) and executive officers (including Roger E. Tetrault, Daniel R. Gaubert and S. Wayne Murphy, who are also executive officers of Parent) Company Stock Options, Restricted Shares and Performance Shares under the 1994 Plan and Directors Plan. Under these plans, a "change in control" of the Company results in all Company Stock Options becoming fully exercisable, all transfer restrictions and forfeiture provisions on the Restricted Shares lapsing and the conversion of all Performance Shares into a pro-rata cash payout based upon the assumed achievement of performance objectives at target levels (if not otherwise exceeded) and the length of time elapsed during their two-year measurement period through the Effective Time. The consummation of the Offer and Merger will constitute an effective change in control of the Company. Under the Merger Agreement, each Company Stock Option outstanding as of the Effective Time will become an Adjusted Option, and each person who holds Restricted Shares or Performance Shares will be given the opportunity to receive replacement stock awards in Parent Stock, in lieu of the cash payment that such person would otherwise be entitled to receive at the Effective Time. See "The Merger Agreement--Stock Options", "--Restricted Shares" and "-- Performance Shares," respectively.

 Beneficial Ownership of the Shares

  Schedules I and II of the Purchaser's Offer to Purchase dated May 13, 1999, a copy of which is filed as Exhibit (a)(4) to this Schedule 14D-9 set forth information concerning beneficial ownership of the Shares as of March 31, 1999 by each of the directors and executive officers of the Company and Parent and Purchaser, respectively.

  No director or executive officer of Parent (other than Messrs. Tetrault, Gaubert, Murphy, Rawle, Howard and Woolbert, who are also officers or directors of the Company) owns any Shares. The Company has been informed that all of its directors and executive officers intend to tender all Shares beneficially owned by each of them pursuant to the Offer, other than Shares that may be acquired upon the exercise of Company Stock Options, Restricted Shares and Performance Shares, which are subject to certain arrangements under the Merger Agreement. See "The Merger Agreement."

  Parent owns approximately 63% of the outstanding Shares and all of the Series A $2.25 Cumulative Convertible Preferred Stock, $.01 par value, of the Company (the "Preferred Stock"), which collectively represents approximately 66% of the voting stock of the Company.

 Related Party Transactions

  Parent, either directly or through its subsidiaries and affiliates (other than the Company and its subsidiaries), has provided and, subject to the continuing approval of the Independent Committee, will continue to provide various services to the Company and its subsidiaries in an effort to reduce duplicative costs, overhead and resources.

  Services Agreement and Other Administrative Charges. Under the terms of a services agreement between Parent and the Company, Parent provides certain services to the Company, based primarily upon a predetermined annual fee for each such service. Such services include accounting and financial reporting, treasury and financing, tax administration and research, human resources, risk management, public and investor relations, executive officer, legal and corporate secretary, business planning and analysis, purchasing and procurement, and project management services. For fiscal years 1996, 1997 and 1998, the Company paid to Parent approximately $11.9 million, $11.9 million and $13.1 million, respectively, under the Services Agreement.

  For fiscal years 1996, 1997 and 1998, Parent and other affiliated entities also provided other administrative services, including investment portfolio management, data processing development, telecommunication and lobbying services, and shared office space to the Company for which the Company paid to Parent approximately $6.6 million, $6.6 million and $5.2 million, respectively.

  The Independent Committee reviews the services provided by Parent to the Company and its subsidiaries on an annual basis. After consultation with Parent and giving due consideration to the legal obligations of Parent, the Company may seek the provision of any of the above described services from third parties if the Company Board, after receiving the recommendation of the Independent Committee, determines that obtaining such services from third parties would be in the best interests of the Company.

  Other Arrangements and Transactions. For fiscal years 1996, 1997 and 1998, the Company and its subsidiaries purchased from Parent and other affiliated entities approximately $24.3 million, $16.2 million and $8.9 million of other services on an as requested basis, the costs of which were based on charges to unrelated parties for similar work. Such services relate primarily to technology development and research, and engineering, procurement and construction services on a power plant project. For fiscal years 1996, 1997 and 1998, the Company and its subsidiaries provided marine construction and engineering services to Parent and other affiliated entities, on the same basis, for which the Company recognized revenue in the amount of approximately $45.2 million, $32 million and $22 million, respectively.

  Parent, through wholly-owned insurance subsidiaries, reinsures substantially all of the Company's employee liability exposure and insures significant deductibles under the Company's other insurance programs. The insurance premiums charged by such insurance subsidiaries of Parent are primarily based on claims experience and forecasted future activities of the Company and its subsidiaries. Management believes that this approach is more cost-effective than other alternatives as there is generally no commercial market for insurance on the same economic terms for these types of exposures.

  The Company has acquired several businesses from Parent, including in fiscal year 1998, the Parent's 60% interest in Tallares Navales del Golfo S.A. de C.V., a shipbuilding and repair business in Vera Cruz, Mexico, for approximately $19.7 million.

  During fiscal year 1997, the Company paid a $231 million note payable to Parent.

  All of these transactions were negotiated at arm's-length by the parties and, to the extent required, approved by the Independent Committee.

 Series A Preferred Stock

  During each of fiscal years 1996, 1997 and 1998, Parent as the sole holder of all of the Preferred Stock received quarterly dividend payments totaling $7.2 million from the Company.

Confidentiality Agreement

  On February 17, 1999, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), under which Parent agreed to provide to the Company certain confidential information. Pursuant to the Confidentiality Agreement, the Company agreed that it and its representatives would treat all nonpublic information received from Parent under the Confidentiality Agreement in confidence, except to the extent that disclosure would be required in connection with a transaction under applicable securities laws and as would be consistent with applicable fiduciary duties. A copy of the Confidentiality Agreement is filed as Exhibit (c)(2) to this Schedule 14D-9 and incorporated herein by reference, and the foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference thereto.

Item 4--The Solicitation or Recommendation.

 (a) Recommendation of the Board of Directors.

  On May 5, 1999, the Independent Committee met to consider the proposed transaction. Members of the Independent Committee discussed the terms of the Merger Agreement, and representatives of Simmons & Company International ("Simmons") reviewed their analysis of the fairness of the proposal and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999, a copy of which is attached as Annex A to this
Schedule 14D-9) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger was fair to the holders of Shares (other than Parent) from a financial point of view. The Independent Committee then unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than Parent), and unanimously voted to recommend that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  On May 6, 1999, the Company Board met to consider the Merger Agreement and the transactions contemplated thereby. Mr. Bill Johnson (Chairman of the Independent Committee) described the terms of the Merger Agreement and indicated that the Independent Committee had unanimously approved the Merger Agreement and recommended that the Company Board approve the Merger Agreement. Representatives of Simmons described their review and analysis of the transaction and confirmed its oral fairness opinion provided to the Independent Committee on May 5, 1999. Representatives of Baker & Botts, L.L.P. ("Baker & Botts") then described the principal terms of the Merger Agreement. After a full discussion, the Company Board accepted the recommendation of the Independent Committee and (i) determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company's shareholders (other than Parent), (ii) approved the Merger Agreement and authorized the execution and delivery thereof and (iii) determined to recommend that the shareholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. Prior to participating in the determinations and recommendations of the Company Board, the members of the Company Board who were also directors or officers of Parent identified their affiliations with Parent and noted that as a result of such affiliations they had a potential conflict of interest. As a result, Roger E. Tetrault, Robert L. Howard and Richard E. Woolbert elected to abstain. The Company's recommendation is contained in its letter to stockholders dated May 7, 1999. A copy of such letter, which will accompany this Schedule 14D-9, is attached hereto as Exhibit (a)(2) and is incorporated by reference herein.

 (b) Background of the Offer; Reasons for the Recommendation.

Background of the Offer; Recommendation of the Independent Committee and the Company Board

  On January 31, 1995, Parent and Offshore Pipelines, Inc. ("OPI") consummated a transaction (the "OPI Merger") pursuant to which Parent contributed its worldwide marine construction businesses to the Company, a newly-formed Panama corporation, and OPI was merged into a wholly-owned subsidiary of the Company. As a result of the OPI Merger, the shareholders of OPI acquired approximately 36% of the outstanding Shares, and Parent retained the remaining 64% of the outstanding Shares and all of the Preferred Stock.

  In connection with the OPI Merger, the Company Board established the Independent Committee, comprised of directors who were not present or former officers or employees of Parent or the Company as an oversight committee to review the fairness to the Company and its public shareholders of certain transactions between the Company and Parent. At the same time, Parent and the Company agreed that the Company would not take certain actions without the approval of the Independent Committee or the affirmative vote of the holders of a majority of the outstanding voting stock of the Company owned by persons other than Parent and its subsidiaries. Although this agreement expired in January 1998, the Independent Committee continued to review and approve all significant transactions between the Company and Parent.

  Over the last four years, representatives of the Company, the Independent Committee and Parent have had general conversations from time to time concerning the Company's strategic alternatives and Parent's investment in the Company.

  At a meeting of the Company Board on November 11, 1998, Mr. Roger E. Tetrault, Chairman and Chief Executive Officer of Parent and the Company, advised the Company Board that Parent was considering various strategic alternatives, including the possible acquisition of the publicly-held Shares. No terms were discussed. Mr. Tetrault identified possible benefits that could result from a combination of the two companies. He also indicated that if Parent decided to make such a proposal, it would likely be made in late February or early March 1999 and that Parent would advise the Company Board upon completion of its review. The Company Board determined that any such proposal would be considered by the Independent Committee. The Independent Committee consisted of Messrs. William J. (Bill) Johnson (Chairman), Rick L. Burdick, Sean C. O'Keefe, Cedric E. Ritchie and Robert L. Howard. It was determined that Mr. Howard would recuse himself from participation on the Independent Committee in connection with its consideration of any proposal made by Parent because of his position as a member of the Parent Board. None of the four members of the Independent Committee who participated in the consideration of the proposals from Parent were present or former employees, officers or directors of Parent or employees or officers of the Company.

  On November 13, 1998, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") made a presentation to the Parent Board about various strategic alternatives, including a possible acquisition by Parent of the publicly-held Shares of the Company. During the meeting, the Parent Board empaneled a Finance Committee, consisting of Messrs. John W. Johnstone, Jr. (Chairman), Philip J. Burguieres, William McCollam, Jr. and Bruce DeMars (the "Finance Committee").

  On November 25, 1998, the Finance Committee discussed several strategic initiatives of Parent. The Finance Committee reaffirmed its commitment to complete its review of all of the strategic initiatives currently under consideration by the Finance Committee, prior to making a decision whether or not to seek to acquire the publicly-held Shares of the Company. Each member of the Finance Committee confirmed that he did not own any Shares.

  In December 1998, Parent engaged Davis Polk & Wardwell ("Davis Polk") as its legal advisor with respect to the strategic initiatives under review.

  In early December 1998, Mr. Tetrault suggested that the Independent Committee should consider engaging financial and legal advisors in anticipation of a possible proposal from Parent.

  The Independent Committee engaged Baker & Botts as its legal advisor on December 17, 1998 and Simmons as its financial advisor on January 5, 1999.

  On January 4, 1999, the Finance Committee concluded that it should analyze and develop alternatives for acquiring the publicly-held Shares. On January 20, 1999, the Finance Committee engaged Merrill Lynch as its financial advisor.

  The Independent Committee met with its legal and financial advisors in Houston, Texas, on January 12, 1999. At that meeting, Baker & Botts addressed the Independent Committee concerning their duties and responsibilities under applicable law. The members of the Independent Committee acknowledged that in considering and negotiating any transaction with Parent their responsibility was to act in the best interests of the Company's public shareholders. The members of the Independent Committee determined that consideration of any business combination between the Company and Parent was within the Independent Committee's scope of authority, but indicated that the Company Board should consider a resolution confirming the Independent Committee's authority to act on any such transaction. During this meeting, Simmons outlined the scope of their anticipated activities in advising the Independent Committee, including providing a financial analysis of any proposals which may be received from Parent and an evaluation of possible alternative transactions, providing, if requested, a fairness opinion as to a business combination between the Company and Parent and assisting the Independent Committee in negotiating with Parent. The Independent Committee decided to wait until it received a proposal from Parent before beginning discussions with Parent.

  On February 1, 1999, the Finance Committee met with Merrill Lynch to discuss alternatives for acquiring the publicly-held Shares of the Company. Merrill Lynch reviewed with the Finance Committee its study and evaluation of the Company, Parent and several proposed transactions, which included analyses of comparable companies, comparable transactions, the values of the Company and Parent, the relative values of the two companies, premiums in a stock for stock transaction and premiums in similar public transactions. This information was presented on the following day to the Parent Board.

  On February 17, 1999, Parent and the Company executed a confidentiality agreement (the "Confidentiality Agreement"), under which Parent agreed to provide to the Company certain confidential information relating to its operations and the Company agreed to keep all nonpublic information received from Parent in confidence, subject to certain exceptions.

  On March 4, 1999, Simmons met with Messrs. Johnson and O'Keefe to discuss their analysis to date, including preliminary analysis of the business and prospects of the Company and Parent, analysis of the values of the Company and Parent, the relative values of the two companies, premiums in a stock transaction, and possible alternative transactions for the holders of the Shares. On March 9, 1999, Simmons met with Mr. Burdick to review the foregoing preliminary analysis.

  At a meeting on March 9, 1999, the Finance Committee considered various alternatives for acquiring the publicly-held Shares and determined to make a specific proposal to the Independent Committee.

  On March 10, 1999, the Finance Committee delivered its initial proposal to the Independent Committee. The proposal involved a merger of a newly-formed subsidiary of Parent into the Company, whereby each Share not owned by Parent would become 1.15 shares of Parent Stock and the Company would become a wholly-owned subsidiary of Parent (the "Initial Proposal"). The Initial Proposal was disclosed to the public on March 10, 1999. In response, the Independent Committee announced that it would consider the Initial Proposal.

  On March 11, 1999, the Company Board adopted resolutions confirming the Independent Committee's authority to act with respect to any proposal for a business combination between Parent and the Company.

  On March 15, 1999, representatives of Merrill Lynch and Simmons met to discuss the Initial Proposal. During this meeting, Merrill Lynch presented an overview of the merits of the Initial Proposal. Merrill Lynch and Simmons discussed, among other things, the small public float in the Shares, the confusion in the market perception of Parent and the rationale for the combination (including cost savings and increased analyst and institutional interest in Parent).

  Because the Initial Proposal involved an exchange of stock, both companies and their advisors requested and undertook due diligence. On March 17, 1999, management of Parent made a presentation and answered questions posed by the Company's advisors. On March 22, 1999, the Company's management made a similar presentation. Further due diligence was conducted during the following weeks.

  The Independent Committee met with its advisors on April 1, 1999. At that meeting, representatives of Baker & Botts discussed the duties and responsibilities of the members of the Independent Committee in connection with their consideration of a business combination with Parent, stressing the importance of actively and independently representing the interests of the minority shareholders of the Company. Representatives of Simmons began a discussion of the Initial Proposal by indicating that a valuation of Parent was complicated because of Parent's contingent liabilities. Simmons indicated that these contingent liabilities were not easily quantified, but should be considered in any evaluation of Parent. Simmons then reviewed with the Independent Committee its study and evaluation of the Company, Parent and the Initial Proposal, which included analyses of comparable companies, comparable transactions, ranges of values for the Company and Parent, the relative values of the two companies, premiums in a stock for stock transaction and premiums in similar public transactions and possible alternative transactions. After an extensive discussion of the Simmons analysis and the terms of the Initial Proposal, the Independent Committee determined that the Initial Proposal was inadequate because of, among other things, the substantial increase in the market price for oil service stocks since the date the Initial Proposal was delivered and the Independent Committee's belief that sufficient value had not been given to the Company's substantial excess cash. The Independent Committee authorized Mr. Bill Johnson (Chairman of the Independent Committee) to contact Mr. John Johnstone (Chairman of the Finance Committee) to arrange a meeting between the financial advisors of each Committee.

  Unable to reach Mr. Johnstone, Mr. Johnson contacted Mr. Philip Burguieres, another member of the Finance Committee, on April 1, 1999 to inform him that the Independent Committee had determined that the Initial Proposal was inadequate and to suggest that Simmons and Merrill Lynch meet to discuss their valuations. Mr. Burguieres agreed to authorize Merrill Lynch to meet with Simmons, and Mr. Johnson instructed Simmons to arrange the meeting.

  On April 6, 1999, Simmons and Merrill Lynch met to discuss their respective valuations of the Company and Parent. They discussed the Initial Proposal and alternatives, including combinations that would involve cash and stock or all cash as consideration. Simmons indicated that it could not recommend the Initial Proposal. Merrill Lynch left the meeting with the impression that Simmons would be willing to recommend to the Independent Committee an offer of
1.15 shares of Parent Stock plus $4 in cash for each Share.

  On April 8, 1999, the Finance Committee met to review the results of the meeting between Merrill Lynch and Simmons. Based on Merrill Lynch's understanding of the position of the Independent Committee, the Finance Committee decided to increase its offer to 1.15 shares of Parent Stock plus $1.50 in cash for each Share.

  On April 9, 1999, Merrill Lynch informed Simmons that the Finance Committee had increased its offer to 1.15 shares of Parent Stock plus $1.50 in cash per Share. Merrill Lynch also told Simmons that the Finance Committee was very concerned about the possibility that any transaction with the Company might cause dilution to Parent's per share earnings. Simmons communicated this to the Independent Committee, which instructed Simmons to develop an analysis of the dilution to Parent's per share earnings assuming that the Company's excess cash was invested at a rate of return greater than money market rates of return.

  On April 9, 1999, Baker & Botts and the Independent Committee received from Davis Polk an initial draft of a proposed merger agreement.

  Concerned that the valuations of the two committees may still be too far apart for a transaction to materialize, the Independent Committee instructed Simmons to contact Merrill Lynch to determine if Parent would consider selling its Shares and, if so, at what price. Simmons was informed that Parent was not interested in soliciting offers to purchase its Shares.

  On April 13, 1999, the Independent Committee convened by telephone with its advisors. Simmons' dilution analysis was reviewed and discussed. The dilution analysis indicated that under certain rate of return assumptions, Parent could significantly reduce its pro forma projected earnings per share dilution by investing the Company's excess cash in capital projects or acquisitions rather than continuing to earn money market rates of return. The Independent Committee also discussed its concern about the proper valuation of Parent's contingent liabilities. After this discussion, the Independent Committee decided to present to the Finance Committee a counteroffer of 1.15 shares of Parent Stock and $5 in cash per Share. The Independent Committee also instructed Baker & Botts on several points to be included in the Independent Committee's comments on the proposed merger agreement, the most important of which was that the proposed transaction should be conditioned upon the affirmative vote of holders of a majority of the outstanding Shares other than Shares beneficially owned by Parent.

  On April 14, 1999, Simmons met with Merrill Lynch to review the dilution analysis and present the Independent Committee's counteroffer. Simmons suggested that members of the two committees and their financial advisors meet to discuss their differences and try to reach a resolution.

  On April 15, 1999, the Independent Committee's comments on the initial draft of the merger agreement were delivered to Davis Polk.

  On April 16, 1999, the Finance Committee met to discuss the counteroffer from the Independent Committee. At the end of the meeting, the Finance Committee asked its advisors to seek clarification of the terms of the counteroffer from the advisors to the Independent Committee.

  On April 16, 1999, Merrill Lynch and Simmons discussed the terms of the counteroffer.

  On April 19, 1999, the Finance Committee reconvened to hear the report from its advisors concerning their discussions with the advisors to the Independent Committee. After extended discussions, the Finance Committee unanimously determined to terminate discussions with the Independent Committee.

  Promptly after the meeting, Davis Polk informed Baker & Botts that the Finance Committee had decided to terminate the merger discussions with the Independent Committee because of a failure to reach agreement on the financial terms of the transaction. A press release to that effect was issued the following day.

  After discussions with individual members of the Independent Committee and with its legal and financial advisors, Mr. Bill Johnson contacted Mr. Philip Burguieres on April 22, 1999 in an attempt to restart discussions between the two committees.

  On April 29, 1999 Mr. Johnson and Simmons met to discuss certain analyses Simmons had prepared, including analysis of the pro forma effect on Parent's projected earnings per share of an all cash acquisition of the publicly-held Shares at different transaction values.

  On April 30, 1999, the Finance Committee convened and decided to authorize Mr. Burguieres to meet with Mr. Johnson.

  On May 1, 1999, Mr. Burguieres and Merrill Lynch met to discuss certain analyses Merrill Lynch had prepared, including an analysis of the pro forma effect on Parent's projected earnings per share of an all cash acquisition of the publicly-held Shares at various consideration values.

  Messrs. Johnson and Burguieres met on May 4, 1999. They discussed the recent increase in the price of the Shares, the valuation of the Company's excess cash and the opportunity to earn higher returns, the possible dilution to Parent's earnings per share and other factors relating to value. After further discussion, Messrs. Johnson and Burguieres agreed to recommend to their respective committees an all cash transaction at $35.62 per Share.

  Later that day, the Finance Committee met to review the report and recommendation from Mr. Burguieres. Merrill Lynch advised the Finance Committee that they were of the opinion that the consideration proposed to be paid to the holders of Shares (other than Parent) was fair from a financial point of view to Parent. Based on the foregoing, the Finance Committee voted unanimously to recommend the $35.62 all cash proposal to the full Board of Parent.

  The Independent Committee met by telephone during the afternoon of May 4, 1999 with its legal and financial advisors. Mr. Johnson presented the proposal to the Independent Committee, and Simmons provided certain updated analyses of the Company and the terms of the proposed transaction, including analyses of the premiums and multiples implied by the $35.62 per Share offer and comparisons of these results to comparable companies and comparable transactions. Simmons informed the Independent Committee that it was prepared to deliver a fairness opinion with respect to a transaction priced at $35.62 per Share. Members of the Independent Committee noted that an all cash transaction removed the risk associated with Parent's contingent liabilities, a major concern raised by the Initial Proposal. Representatives of Baker & Botts informed the Independent Committee of discussions with Davis Polk regarding the revised terms of the proposed merger. The Independent Committee instructed Baker & Botts regarding its comments on the revised merger agreement, including that the proposed transaction should be structured as a two step transaction with a tender offer followed by a merger and that the tender offer should be conditioned upon there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of Shares equal to at least a majority of the outstanding Shares other than Shares beneficially owned by Parent. After further discussion, the Independent Committee decided to defer action to a later date allowing the Independent Committee members an additional opportunity to consider the proposal and further review the extensive materials provided by Simmons during the negotiation process.

  On May 5, 1999, the full Board of Parent met to consider the $35.62 all cash proposal, the recommendation of the Finance Committee and the advice of Merrill Lynch and Davis Polk. After a full discussion, the Board of Parent approved the proposal subject to Mr. Tetrault being satisfied that the financing necessary to consummate the transaction was available. Three directors who were also directors of the Company (Messrs. Tetrault, Woolbert and Howard) indicated that they were in favor of the proposal but, on advice of counsel, abstained from voting.

  Promptly thereafter, Parent commenced discussions with Citibank about providing a $525 million facility to finance the transaction. On May 7, 1999, Citibank issued to Parent a commitment letter for the financing. Mr. Tetrault determined that he was now satisfied that the necessary financing was available.

  On May 5, 1999, the Independent Committee met to again consider the proposed transaction. Members of the Independent Committee discussed the terms of the Merger Agreement, and representatives of Simmons reviewed their analysis of the fairness of the proposal and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger was fair to the holders of Shares (other than Parent) from a financial point of view. The Independent Committee then unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than Parent), and unanimously voted to recommend that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. At the meeting, the Independent Committee requested that Simmons update its analysis for purposes of a summary presentation and confirmation of its oral opinion at a meeting of the Company Board to be held on the following day.

  On May 6, 1999, the Company Board met to consider the Merger Agreement and the transactions contemplated thereby. Mr. Johnson described the terms of the Merger Agreement and indicated that the Independent Committee had unanimously approved the Merger Agreement and recommended that the Company Board approve the Merger Agreement. Representatives of Simmons described their review and analysis of the transaction and confirmed its oral fairness opinion provided to the Independent Committee on May 5, 1999. Representatives of Baker & Botts then described the principal terms of the Merger Agreement. After a full discussion, the Company Board accepted the recommendation of the Independent Committee and (i) determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company's shareholders (other than Parent), (ii) approved the Merger Agreement and authorized the execution and delivery thereof and (iii) determined to recommend that the shareholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. Prior to participating in the determinations and recommendations of the Company Board, the members of the Company Board who were also directors or officers of Parent identified their affiliations with Parent and noted that as a result of such affiliations they had a potential conflict of interest. As a result, Roger E. Tetrault, Robert L. Howard and Richard E. Woolbert elected to abstain.

Fairness of the Offer and the Merger

  Independent Committee. In reaching its determinations referred to above, the Independent Committee considered the factors listed below, each of which, in the view of the Independent Committee, supported such determinations. The following discussion of the factors considered by the Independent Committee is not intended to be exhaustive but summarizes the material factors considered.

    (i) The fact that the per Share price ($35.62) to be paid in the Offer and the Merger represents (a) a premium of approximately 12.6% over the closing price of the Shares ($31.63) on the New York Stock Exchange ("NYSE") on May 4, 1999 (the day prior to the Independent Committee's recommendation to the Company Board) and an effective premium of 21.4% over such price per Share if no premium were attributed to the Company's excess cash, estimated by Simmons at $12.95 per share (Simmons determined the effective premium by subtracting the excess cash per share from both the $35.62 Offer Price and from the closing price of the Shares on May 4, 1999 and calculating the premium of the adjusted Offer Price to the adjusted price on May 4, 1999), (b) a premium of approximately 19.2% over the per Share price estimated by Simmons ($29.89) that would have prevailed on May 4, 1999, recognizing the recent significant recovery in oil and gas service industry equities but excluding any speculative activity occasioned by the recent negotiations had been built into the Share price and the effective premium (calculated in a similar manner as above) of 33.8% over such price if no premium were attributed to the Company's excess cash, and (c) a premium of 58.8% over the 20-day average trading price of the Shares through March 9, 1999 ($22.43) (the day before the announcement of the Initial Proposal before oil service stocks began their general uptrend associated with improved crude prices) and the effective premium (calculated in a similar manner as above) of 139.1% over such price if no premium were attributed to the Company's excess cash.

    (ii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration.

    (iii) The Company's shareholder profile, the percentage of the outstanding Shares owned by Parent, the absence of contractual restrictions on the acquisition of additional Shares by Parent, and Parent's stated unwillingness to solicit offers to purchase its Shares to a third party, all of which led the Independent Committee to conclude that exploration of a business combination with a third party was not practicable.

    (iv) The Independent Committee's belief, based upon Company management and Simmons presentations, that the per Share price to be paid in the Offer and the Merger was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

    (v) The knowledge of the members of the Independent Committee of various risks and uncertainties associated with a decision to continue to operate the Company as an independent entity, including, but not limited to, trends in the offshore construction industry and the declining backlog at the Company.

    (vi) The arm's-length negotiations between the Independent Committee and its representatives and the Finance Committee and its representatives, including that the negotiations resulted in (a) an increase in the price at which Parent was prepared to acquire the Shares and a change in the structure of the transaction and the form of consideration to be received by the Company's shareholders, and (b) the Independent Committee's belief that $35.62 per Share was the highest price that could be obtained from Parent under the circumstances.

    (vii) The opinion of Simmons, dated May 6, 1999, that, as of the date of the opinion and based on and subject to certain matters stated in the opinion, the consideration to be paid in the Offer and the Merger is fair to holders of the Shares (other than Parent) from a financial point of view, and the analyses presented to the Independent Committee by Simmons with respect thereto. See "Opinion of Financial Advisor to the Independent Committee."

    (viii) The fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the outstanding Shares other than shares beneficially owned by Parent are validly tendered pursuant to the Offer and not withdrawn.

    (ix) The terms and conditions of the Offer, the Merger and the Merger Agreement, including provisions that no change may be made that, without the consent of the Company, (a) waives the Minimum Condition, (b) changes the form of consideration to be paid, (c) decreases the per Share price or the number of Shares sought in the Offer or (d) adds conditions.

    (x) The fact that the Merger Agreement does not preclude the Independent Committee from withdrawing or modifying its recommendation to shareholders if failure to do so would be inconsistent with its fiduciary duties.

    (xi) The provision of the Merger Agreement permitting the Company to negotiate with third parties that make unsolicited Acquisition Proposals (as defined in the Merger Agreement) if there is a reasonable likelihood that the directors' fiduciary duties would otherwise be breached.

    (xii) The possibility that the timing of the transaction is at a down cycle in the offshore construction and oil service industry and that shareholders might not be able to participate fully in the recovery (unless they took the proceeds and reinvested in the industry).

    (xiii) The fact that other transaction structures, including a transaction that would be predominately stock for stock, would be generally nontaxable, but would expose the Company's shareholders to the market and other risks inherent in owning Parent Stock.

    (xiv) The issues associated with the fact that the Company has significant excess cash, including the following:

      (1) after taking into account the excess cash (for which a purchaser is unlikely to pay more than dollar for dollar), the actual premium paid for the underlying business is substantially higher than the premium on the whole transaction;

      (2) the risks associated with deploying substantial excess cash in the oil service industry in a period of cyclical downtrend or diversifying into new lines of business in which the Company does not have experience; and

      (3) the possibility that Purchaser might be deemed to be paying for the purchase with the Company's own assets.

    (xv) The likelihood that the Offer and the Merger will be consummated in light of the facts that the Offer and the Merger are not subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and Merger will be available and the limited nature of the other conditions to the Offer and the Merger.

  Company Board. In reaching its determinations referred to above, the Company Board considered the following factors: (i) the determinations and recommendations of the Independent Committee; (ii) the factors referred to above as having been taken into account by the Independent Committee; and
(iii) the fact that the price to be paid in the Offer and the Merger and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Independent Committee and the Finance Committee.

  The description set forth above of the factors considered by the Company Board, including members of the Independent Committee, is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Company Board, including the members of the Independent Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Independent Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Independent Committee found it practicable to assign relative or specific weights to the foregoing factors, and, accordingly, neither the Company Board nor the Independent Committee did so. Individual members of the Company Board and the Independent Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

  The Company Board, including the members of the Independent Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Independent Committee consisted entirely of directors who were neither employees or officers of the Company nor employees, officers or directors of Parent and were appointed to represent the interests of the minority shareholders of the Company; (ii) the Independent Committee retained and was advised by independent legal counsel; (iii) the Independent Committee retained Simmons as its independent financial advisor to assist it in evaluating a potential transaction with Parent and received advice from Simmons; (iv) the Minimum Condition which may not be waived by Purchaser without the consent of the Company and which has the effect of requiring that in order for the Offer to be successful, a majority of the publicly-held Shares must be tendered and not withdrawn; (v) the Independent Committee engaged in extensive deliberations in evaluating the Offer and the Merger and alternatives thereto; and (vi) the fact that the $35.62 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Independent Committee and its representatives, on the one hand, and the Finance Committee and its representatives, on the other hand. The Company's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

Opinion of Financial Advisor to the Independent Committee

  The Independent Committee engaged Simmons to act as its financial advisor in connection with the proposed Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). On May 5, 1999, at a meeting of the Independent Committee held to evaluate the proposed Offer and Merger, Simmons rendered to the Independent Committee an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent) from a financial point of view. As indicated above, the oral opinion of Simmons as of May 5, 1999 was only one of many factors taken into consideration by the Independent Committee in making its determination to approve the Merger Agreement.

  The full text of Simmons' written opinion dated as of May 6, 1999, which sets forth, among other things, assumptions made, matters considered, and scope and limitations on the review undertaken (the "Opinion"), is attached as Annex A and is incorporated herein by reference. Holders of Shares are urged to, and should, read the Opinion carefully and in its entirety. The Opinion is directed to the Independent Committee, is limited to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by the Company's shareholders (other than Parent) and is not a recommendation to such shareholders as regards to the Offer and the Merger. The opinion does not address the underlying decision of the Company to engage in the transactions contemplated by the Merger

Agreement. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

  In connection with its Opinion, Simmons has, among other things, (1) reviewed and analyzed certain publicly available business and financial information relating to the Company that it deemed relevant, including estimates of the future operating performance of the Company prepared by industry analysts unaffiliated with either the Company or Parent; (2) reviewed certain business and financial information provided to Simmons by the Company, including certain limited financial forecasts prepared by management of the Company, relating to its business, earnings, cash flow, assets, liabilities and prospects; (3) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares, including trading multiples, and compared such information with that of certain other publicly-traded companies that it deemed to be relevant; (4) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of other transactions that it deemed to be relevant; (5) participated in certain discussions and negotiations among representatives of the Company and Parent; (6) reviewed the Merger Agreement; and (7) reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

  In arriving at its Opinion, Simmons, with the consent of the Independent Committee, assumed and relied upon the accuracy and completeness of all the foregoing information (other than the limited financial forecasts) and did not independently verify any of such information. With respect to such financial forecasts, Simmons utilized certain information set forth therein and assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Simmons did not conduct a physical inspection of any of the assets, operations or facilities of the Company and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company. Simmons noted in its Opinion that the Company is subject to the governmental investigations and litigation described in note (6) (the "HeereMac Litigation") to the interim financial statements of the Company included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, and that, upon consummation of the Merger, the shareholders of the Company (other than Parent) will be relieved of the exposure to the potential risk that the Company will be forced to pay damages in connection with the HeereMac Litigation in excess of any current accruals therefor. Simmons expressed no opinion with respect to any matter relating to any of such litigation. Simmons was not requested to approach and did not approach any unaffiliated persons or entities with respect to the acquisition of the Company or any of its subsidiaries or any of their assets. Simmons' Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and the information made available to it as of, the date of its Opinion.

  In preparing its Opinion for the Independent Committee, Simmons performed a variety of financial and comparative analyses, including those described below. The summary of the analyses performed by Simmons as set forth below does not purport to be a complete description of the analyses underlying the Opinion. The presentation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company or transaction used in such analyses as a comparison is identical to the Company or the transactions contemplated by the Merger Agreement, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operational characteristics and other factors that could affect the acquisitions, public trading or other values of the companies or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

  In arriving at its Opinion, Simmons made qualitative judgments as to the significance and relevance of each analysis and factor it considered. Accordingly, Simmons believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its Opinion. In its analyses, Simmons made numerous assumptions with respect to general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of the Company and involve the application of complex methodologies and experienced and educated judgment.

  The following is a summary of the material analyses performed by Simmons in connection with its Opinion.

 Premium Analyses

  In order to determine the magnitude of the premium implicit in the Offer Price, Simmons compared the Offer Price to three different per share prices of the Shares: (i) the closing sales price of the Shares on the NYSE on May 6, 1999, the day next preceding public announcement of the Merger Agreement (the "May 6 Closing Price"), of $30.50; (ii) the estimated Share price on May 6, 1999, estimated in the manner described below, in the absence of any announcement regarding a proposed transaction (the "Estimated May 6 Price") of $29.38; and (iii) the average of the closing sales prices for the Shares for the 20 trading days ending on March 9, 1999 (the "Pre-announcement Date"), the day preceding Parent's public announcement of its offer to acquire the Company for Parent Stock (the "Pre-announcement Price") of $22.43. Simmons found that the Offer Price implied a premium of 16.8% over the May 6 Closing Price, 21.2% over the Estimated May 6 Price and 58.8% over the Pre-announcement Price.

  In addition, Simmons compared the Offer Price to the May 6 Closing Price, the Estimated May 6 Price and the Pre-announcement Price, in each case as adjusted to eliminate any premium on the Company's excess cash. It was Simmons' judgment that the Company's cash and cash equivalents and investments in debt securities exceeded the Company's cash needs at May 6 by an amount equal to $12.95 per Share. In order to gauge the premium implied by the Offer Price over the May 6 Closing Price as adjusted to eliminate any premium on excess cash, Simmons subtracted the per share amount of the excess cash ($12.95) from each of the May 6 Closing Price (to yield an adjusted price per Share of $17.55) and the Offer Price (to yield $22.67 per Share) and compared the adjusted Offer Price to the adjusted May 6 Closing Price. This calculation resulted in a 29.2% premium. In like fashion, Simmons adjusted both the Estimated May 6 Price and the Pre-announcement Price to exclude the excess cash and determined that the premium so implied with respect to the adjusted Estimated May 6 Price was 38.0% and the premium so implied with respect to the adjusted Pre-announcement Price was 139.1%.

  Simmons utilized the Estimated May 6 Price in order include a measure for comparison purposes that was not influenced by the announcement of Parent's offer to acquire the Company but did recognize the recent significant recovery in the value of oil and gas service industry equities. In order to derive this price, Simmons calculated the average increase during various periods ending on May 6, 1999 for three separate indices consisting of comparable companies, i.e., the OSX Index (an index of 15 large oil service companies used to price options on the Philadelphia Exchange); an index of "Offshore Construction Comparable Companies" (as defined below); and an index of "Oil Service Comparables" (as defined below). For each index, Simmons calculated the average increase (derived from changes in stock prices of the companies comprising each index) through May 6, 1999 based on (i) the closing prices on the Pre-announcement Date (the "One Day Price"), (ii) the average closing prices for the 20 trading day period ending on the Pre-announcement Date (the "20 Day Price") and (iii) the average closing prices for the three months ending on the Pre-announcement Date (the "Three Month Price"). Simmons then averaged the increase in each index and found that the average increases were 47.3% (One Day Price), 59.1% (20 Day Price) and 53.7% (Three Month Price). Simmons then subtracted the amount of the excess cash ($12.95 per Share) from the One Day Price, the 20 Day Price and the Three Month Price for the Shares yielding net prices of $11.43, $9.48 and $11.31, respectively. Simmons then increased each such net price for the Shares by the average industry percentage price recovery indicated above applicable to each price determination period, added back the excess cash ($12.95), yielding estimated Share prices, reflecting the recovery in oil service industry equities but unaffected by Parent's public announcement, of $29.78 (One Day Price), $28.04 (20 Day Price) and $30.33 (Three Month Price). Based on that range, Simmons determined the Estimated May 6 Price of $29.38.

  The "Offshore Construction Comparable Companies" are: Bouygues Offshore S.A., Cal Dive International, Inc., Coflexip S.A., Global Industries, Ltd., Horizon Offshore, Inc., Gulf Island Fabrication, Inc., Oceaneering International, Inc., and Stolt Comex Seaway S.A. The "Oil Service Comparables" are BJ Services Company, Cooper Cameron Corporation, National-Oilwell, Inc., Smith International, Inc., and Tidewater, Inc.

  Based on the foregoing, Simmons determined that the premium implied by the Offer Price ranged from 16.8% to 58.8% in the cases of the unadjusted prices and from 29.2% to 139.1% in the cases of the adjusted prices.

 Analysis of Comparable Transactions

  Simmons reviewed publicly available information with respect to various transactions in which minority stock holdings of publicly-held corporations were acquired for cash by a controlling stockholder. In particular, Simmons examined thirteen such transactions that have occurred since January 1, 1994 that were in the range of $100 million to $1 billion. The source of the data was Securities Data Corporation and the specific transactions ranged in size from $107.6 million to $462.3 million. Simmons determined that the median transaction value was $190.7 million, the median percentage of the outstanding common stock acquired was 29.9% and that the median closing valuation premium relative to the pre-announcement price of the common stock in each such transaction was 26.3% (one day prior to announcement), 23.6% (one week prior to announcement) and 26.8% (four weeks prior to announcement) and the mean closing valuation premium relative to the pre-announcement price of the common stock in each such transaction was 32.6% (one day prior to announcement), 31.3% (one week prior to announcement) and 32.3% (four weeks prior to announcement).

  Simmons compared these transaction values and premiums to the transactions contemplated by the Merger Agreement. In their analysis, Simmons calculated the premiums implied by the Offer Price on a basis where no premium was attributed to the Company's excess cash, as described above. It found a transaction value of $520.3 million, that the percentage of outstanding Shares to be acquired was 37.2% and that the implied premiums were as follows: based on one day prior to announcement of the all cash offer of $35.62 per Share (May 6, 1999), the premium was 29.2%; based on one week prior to announcement (April 29, 1999), the premium was 22.2%; and based on four weeks prior to announcement (April 8, 1999), the premium was 41.8%. Simmons then calculated the premium implied in the Offer Price relative to the prices for the Shares one day prior to the first announcement by Parent of an offer to acquire the Shares (other than Shares owned by Parent) on March 10, 1999 (March 9, 1999), one week prior (March 3, 1999) and four weeks prior (February 10, 1999) adjusted in the same fashion as described above for the Estimated May 6 Price. The implied premiums so calculated were 34.7% (March 9, 1999), 64.9% (March 3,
1999) and 27.0% (February 10, 1999).

  Simmons compared the premiums implied by the Offer Price on an unadjusted basis (ranging from 22.2% to 41.8%) and on an adjusted basis (ranging from 27.0% to 64.9%) to the premiums implied by the median of the comparable transactions (ranging from 23.6% to 26.8%) and the mean of the comparable transactions (ranging from 31.3% to 32.6%).

 Analysis of Selected Publicly-traded Comparable Companies

  Using publicly available information, Simmons compared selected valuation multiples for the Company calculated using the Offer Price with respective corresponding multiples of certain similar publicly-traded companies. Simmons selected a group of companies from the universe of possible companies based on its views as to the comparability of the financial and operating characteristics of offshore construction and oil field service companies to the Company. With respect to each such analysis, Simmons made such comparisons with the following companies (the "Comparable Companies"): Aker Maritime Corporation, Coflexip S.A., Cooper

Cameron Corporation, Dril-Quip, Inc., Det Sondenfjelds - Norske
Dampskibsselskab, IHC Caland N.V., Global Industries, Ltd., Oceaneering International, Inc., Saipem S.p.A. and Stolt Comex Seaway, S.A.

  The two primary multiples derived by Simmons were (i) an enterprise value, calculated as the sum of the aggregate market value of the outstanding common stock of an enterprise plus its debt and preferred stock (the "Enterprise Value") divided by its earnings before depreciation, interest and taxes ("EBDIT") and (ii) the price per share of common stock divided by the earnings per share of common stock. Simmons made these determinations for the Company for the years ending March 31, 2000 and March 31, 2001 based on limited financial forecasts prepared by the Company and provided to Simmons, and for the Comparable Companies for similar fiscal periods using financial projections from publicly-available sources, including First Call.

  EBDIT. Simmons determined that the Enterprise Value of the Company implied by the Offer Price represented a multiple of 16.9 times the Company's forecast EBDIT of $82.8 million for fiscal year 2000 and a multiple of 13.1 times the Company's forecast EBDIT of $107.3 million for fiscal year 2001. Simmons made further determinations after adjusting to exclude the value of the Company's excess cash, as estimated by Simmons, from the Enterprise Value implied by the Offer Price to calculate an adjusted Enterprise Value. Simmons then calculated that the adjusted Enterprise Value of the Company represented a multiple of EBDIT for fiscal years 2000 and 2001 of 10.8x and 8.3x, respectively.

  Simmons then derived the multiples of EBDIT for each of the Comparable Companies by dividing the adjusted Enterprise Value for each company by its respective projected EBDIT for the calendar years ending December 31, 1999 and December 31, 2000. Simmons concluded that the average EBDIT multiples of the Comparable Companies for calendar years 1999 and 2000 were 8.9x and 7.8x, respectively.

  Simmons compared the EBDIT multiples for the Company implied by the Offer Price on an unadjusted basis for the fiscal years ending March 31, 2000 (16.9x) and March 31, 2001 (13.1x) and on an adjusted basis for such years (10.8x and 8.3x, respectively) with the EBDIT multiples for the Comparable Companies for the calendar years ending December 31, 1999 (8.9x) and December 31, 2000 (7.8x).

  P/E RATIO. Simmons determined that, based on nominal earnings per share of the Company's common stock forecast by the Company for the fiscal years ending March 31, 2000 and March 31, 2001 of $1.10 and $1.82, respectively, the Offer Price implied price/earnings ratios for those years of 32.4x and 19.6x, respectively. Simmons made further determinations after adjusting to exclude from the earnings per share forecast by the Company the interest income earned on the Company's excess cash as estimated by Simmons. To do so, Simmons subtracted such interest income from the forecast earnings per share to obtain an adjusted earnings per share of the Company's common stock and subtracted the excess cash ($12.95 per Share) from the Offer Price to obtain an adjusted per share price. Simmons thereby estimated that the price/earnings ratios calculated using the adjusted per share price and the adjusted earnings per share for fiscal years 2000 and 2001 were 39.7x and 17.6x, respectively.

  Simmons then derived the price/earnings ratios for each of the Comparable Companies by dividing the share price for each company by its respective projected earnings per share for the calendar years 1999 and 2000. Simmons determined that the average price/earnings ratios for the Comparable Companies for calendar years 1999 and 2000 were 21.6x and 16.7x, respectively.

  Simmons then compared the unadjusted price/earnings ratios for the Shares implied by the Offer Price for fiscal years 2000 (32.4x) and 2001 (19.6x) and on an adjusted basis for such fiscal years (39.7x and 17.6x, respectively) with the price/earnings ratios for the Comparable Companies for the calendar years 1999 and 2000 (21.6x and 16.7x, respectively).

 Other Factors and Analyses

  In the course of preparing its Opinion, Simmons performed certain other analyses and reviewed certain other matters, including, among other things, the trading characteristics of the Shares.

  Simmons is an internationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Independent Committee selected Simmons as its financial advisor because of Simmons' experience and expertise.

Item 5--Persons Retained, Employed or to be Compensated.

  The Company has retained Simmons as its financial advisor in connection with the delivery of a fairness opinion pursuant to an engagement letter dated January 5, 1999.

  Pursuant to the terms of the engagement of Simmons by the Independent Committee, the Company has agreed to pay Simmons for its financial advisory services in connection with the transactions contemplated by the Merger
Agreement: (i) a retainer of $250,000 payable on the date of the engagement;
(ii) a fee of $500,000 payable upon delivery of Simmons' initial study and opinion to the Independent Committee; and (iii) a fee, contingent upon the closing of the transactions contemplated by the Merger Agreement, equal to 2% of any improvement in value of the minority stock calculated at the time of closing over the 20 trading day moving average pre-announcement price. The Initial Proposal was publicly announced by Parent on March 10, 1999. Following the announcement of the transactions contemplated by the Merger Agreement on May 7, 1999, Simmons agreed to cap the contingent portion of its fee at $3.5 million. In addition, the Company has agreed to reimburse Simmons for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement, and to indemnify Simmons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of its engagement, or to contribute to payments Simmons may be required to make in respect thereof.

  In 1995, Simmons was retained by Parent to perform a strategic consulting assignment for which it received customary compensation. Simmons has also been retained from time to time by the Company to perform investment banking services for which it has received customary fees.

  Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6--Recent Transactions and Intent with Respect to Securities.

  (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director or affiliate of the Company.

  (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

Item 7--Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8--Additional Information to be Furnished.

  Two purported class actions have been filed in the Civil District Court for the Parish of Orleans, State of Louisiana, by alleged public shareholders of the Company, which challenge negotiations between the Company and Parent concerning a potential transaction.

  On or around March 17, 1999, an action styled Pasternac, et al. v. William
J. Johnson, Robert H. Rawle, Roger E. Tetrault, Rick L. Burdick, Richard E. Woolbert, Robert L. Howard, Sean C. O'Keefe, Cedric Ritchie, McDermott International, Inc. and J. Ray McDermott, S.A., No. 99-4195, was filed in the Parish of Orleans Civil District Court by certain alleged shareholders of the Company. The complaint in the Pasternac action challenges Parent's Initial Proposal in which each share of the Company not already owned by Parent would have been exchanged for 1.15 shares of common stock of Parent. The Pasternac complaint alleges that, as an approximately 63% shareholder of the Company, Parent owed fiduciary duties to the public shareholders of the Company and that the proposal breached those duties, allegedly because the proposal placed undue pressure on the Company board of directors, Parent used confidential information of the Company in formulating the proposal and the consideration offered by Parent in the proposal was unfair and inadequate. The complaint also alleges that the members of the Company board of directors are not independent of Parent and are therefore incapable of representing the Company's public shareholders in any negotiations with Parent. The complaint seeks to proceed as a class action, seeks preliminary and permanent injunctive relief against the transaction proposed by Parent, seeks compensatory and rescissory damages in an unspecified amount and seeks plaintiffs' costs in bringing the action. By agreement with plaintiffs' counsel, the time for a response to the complaint in the Pasternac action has been adjourned, subject to reinstatement by plaintiffs on twenty-days' notice.

  On or around April 7, 1999, a second action styled Hill v. J. Ray McDermott, S.A., McDermott International, Inc., Roger E. Tetrault, Rick L. Burdick, Robert L. Howard, William J. Johnson, Sean Charles O'Keefe, Robert H. Rawle, Cedric E. Ritchie, Richard E. Woolbert and John Doe, No. 99-5595, was filed in the Parish of Orleans Civil District Court. The complaint in the Hill action makes allegations similar to those of the Pasternac complaint, and also alleges that certain members of the Company board of directors have conflicts of interest in considering any transaction with Parent because of their alleged shareholdings in Parent. As in the Pasternac action, the Hill complaint seeks to proceed as a class action, seeks preliminary and permanent injunctive relief against the transaction proposed by Parent, seeks compensatory and rescissory damages in an unspecified amount and seeks plaintiffs' costs in bringing the action. By agreement with plaintiffs' counsel, the time for a response to the complaint in the Hill action has been adjourned, subject to reinstatement by plaintiffs on twenty-one days' notice.

  On or around May 5, 1999, plaintiffs' counsel in the Hill action served a request for production of documents on JRM and McDermott.

  On May 7, 1999, the Court entered an order consolidating the two actions under the caption In re J. Ray McDermott Shareholder Litigation. There have been no further proceedings in either of the actions to date. Parent and the Company believe that the actions are without merit and intend to contest these suits vigorously.

Item 9--Material to Be Filed as Exhibits.

(a)(1) Press Release issued by Parent and the Company dated May 7, 1999
(a)(2) Letter to shareholders of the Company dated May 13, 1999
(a)(3) Opinion of Simmons & Company International dated May 6, 1999 (included as Annex A)
(a)(4) Offer to Purchase dated May 13, 1999
(a)(5) Letter of Transmittal dated May 13, 1999
(a)(6) Press Release issued by Parent dated May 13, 1999
(b)    None
(c)(1) Agreement and Plan of Merger dated May 7, 1999 between Parent and the Company
(c)(2) Confidentiality Agreement dated February 17, 1999 between Parent and the Company
(c)(3) Selected Sections of the Company's Proxy Statement dated July 1, 1998

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 1999

                                          J. RAY MCDERMOTT, S.A.

                                          By: /s/ S. W. Murphy
                                             ----------------------------------
                                             S. W. Murphy
                                             Senior Vice President, General
                                              Counsel and
                                             Corporate Secretary

           [SIMMONS & COMPANY INTERNATIONAL LETTERHEAD APPEARS HERE]

                                                                        Annex A

May 6, 1999

Independent Committee of the Board of Directors
J. Ray McDermott, S.A.
1450 Poydras Street
New Orleans, LA 70112-6050

Members of the Independent Committee:

  You have requested the opinion of Simmons & Company International ("Simmons") as investment bankers as to the fairness, from a financial point of view, to the holders (the "Public Stockholders") of common stock ("Company Common Stock") of J. Ray McDermott, S.A. (the "Company"), other than McDermott International, Inc. ("McDermott") or its affiliates, of the consideration to be received by them pursuant to the terms of that certain Agreement and Plan of Merger to be dated May 7, 1999 between the Company and McDermott (the "Merger Agreement") which, among other things, (i) requires a wholly owned subsidiary ("Newco") of McDermott to offer to purchase all the outstanding shares of Company Common Stock (other than shares owned by McDermott) at a net cash price of $35.62 per share (the "Tender Offer") and (ii) provides, following completion of the Tender Offer, for the merger (the "Merger") of Newco with and into the Company pursuant to which each then outstanding share of Company Common Stock (other than shares owned by McDermott and Newco) will be converted into the right to receive $35.62 in cash. Unless the context otherwise requires, references in this opinion to the Company and McDermott include their respective subsidiaries.

  Consummation of the Tender Offer is subject, among other things, to the condition that a majority of the shares of Company Common Stock held by the Public Stockholders shall have been tendered and not withdrawn (the "Minimum Condition"). The conditions precedent to consummation of the Merger include
(i) consummation of the Tender Offer, (ii) approval of the Merger Agreement and the Merger by the holders (including McDermott and Newco) of two-thirds of the outstanding shares of Company Common Stock at a meeting of the holders of the Company Common Stock called for such purpose, (iii) the condition that the Tender Offer shall be consummated on or before July 31, 1999 and (iv) fulfillment of the covenant that there shall have been no waiver or modification of certain specified Tender Offer conditions, including no change that waives the Minimum Condition, decreases the consideration to be paid per share of Company Common Stock or the number of shares of Company Common Stock sought in the Tender Offer.

  Simmons is acting as financial adviser to the Independent Committee of the Board of Directors of the Company in connection with the Merger Agreement. Simmons, as a specialized, energy-related investment banking firm, is engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, in the management and underwriting of sales of equity and debt to the public and in private placements of equity and debt. In addition, in the ordinary course of business, Simmons may actively trade the securities of the Company and McDermott for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Simmons has from time to time been engaged by the Company and McDermott to provide general corporate financial advisory services.

  Before rendering this opinion, Simmons reviewed and analyzed, among other things, the following: (i) the most recent draft (dated May 5, 1999) of the Merger Agreement and certain amendments thereto (dated May 6, 1999); (ii) the financial statements and other information concerning the Company contained in the Company's Annual Reports on Form 10-K for each of the three fiscal years ended March 31, 1998, the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998, the

              [SIMMONS & COMPANY INTERNATIONAL LOGO APPEARS HERE]

Independent Committee of the Board of Directors
May 6, 1999
Page 2

Company's Current Report on Form 8-K dated July 30, 1998, and the Company's Proxy Statement dated July 1, 1998; (iii) certain business and financial information relating to the Company, including certain limited financial forecasts prepared by management of the Company, provided to Simmons by the Company; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; (vi) certain publicly available information concerning estimates of the future operating performances of the Company and the comparable companies prepared by industry analysts unaffiliated with either the Company or McDermott; and (vii) certain publicly available information concerning the nature and terms of certain other transactions we considered relevant to the inquiry. We also met with certain officers and employees of the Company and McDermott to discuss the foregoing, as well as other matters we believed to be relevant to this opinion. We were not requested to approach and we did not approach any unaffiliated persons or entities with respect to the acquisition of the Company, any of its subsidiaries, any of their assets, or the shares of Company Common Stock held by the Public Stockholders.

  In arriving at this opinion, we, with your consent, assumed and relied upon the accuracy and completeness of all the foregoing information (other than financial forecasts) and did not independently verify any of such information. With respect to the limited financial forecasts, we utilized certain information set forth therein and assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We did not conduct a physical inspection of any of the assets, operations or facilities of the Company and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company. Without limiting the foregoing, we note that the Company is subject to the governmental investigations and litigation described in note (6) (the "HeereMac Litigation") to the interim financial statements of the Company included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, and that, upon consummation of the Merger, the Public Stockholders will be relieved of the exposure to the potential risk that the Company will be forced to pay damages in connection with the HeereMac Litigation in excess of any current accruals therefor. We express no opinion with respect to any matter relating to any of such litigation.

  In conducting our analysis and arriving at our opinion expressed herein, we considered such financial and other factors as we deemed appropriate under the circumstances including, without limitation, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Company Common Stock and for the equity securities of certain other companies we believed to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. In rendering our opinion, we took into account the fact that McDermott owns 63% of the outstanding Company Common Stock. We also took into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities' valuations generally. The opinion expressed herein is necessarily based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof.

  In its capacity as financial adviser to the Independent Committee, Simmons will receive a customary fee for its services which is in part contingent upon effectuation of the transactions contemplated by the Merger Agreement. This opinion is for the use and benefit of the Independent Committee. This opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation to any stockholder as to how such stockholder should respond to the Tender Offer or vote on

              [SIMMONS & COMPANY INTERNATIONAL LOGO APPEARS HERE]

Independent Committee of the Board of Directors
May 6, 1999
Page 3

the Merger Agreement or Merger or on any matter related thereto. We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following announcement of the Tender Offer or the Merger.

  Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the Public Stockholders pursuant to the Tender Offer and the Merger in accordance with the Merger Agreement is fair, from a financial point of view, to the Public Stockholders.

Very truly yours,

SIMMONS & COMPANY INTERNATIONAL

/s/ Frederick W. Charlton

Frederick W. Charlton
Managing Director